UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2012

Commission File 001 — 33175

Sterlite Industries (India) Limited

(Exact name of registrant as specified in the charter)

SIPCOT Industrial Complex

Madurai Bypass Road

T.V. Puram PO, Tuticorin,

Tamil Nadu 628 002, India

+91-22-0461 4242591

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Signature

Table of Contents

Sterlite Industries (India) Limited

Other Events

This is to inform you that the Company held its 37th Annual General Meeting today ie. Saturday, July 14, 2012 at its Registered Office : SIPCOT Industrial Complex, Madurai Bypass Road, T. V. Puram P.O., Tuticorin – 628 002, Tamil Nadu to transact the business as per the Notice dated April 25, 2012.

All the resolutions as stated in the Notice have been passed with unanimous / requisite majority at the aforesaid Annual General Meeting:

Ordinary Business :

1.	Adoption of the Audited Accounts for the year ended March 31, 2012 and the Report of the Directors and Auditors thereon.

2.	Confirmation of payment of Interim Dividend for the FY 2011-2012 and approval of payment of final Dividend @ Rs.1/- per share on Equity Shares of Re.1/- each for the year ended March 31, 2012.

3.	Re-appointment of Mr. Anil Agarwal as a Director who is retiring by rotation.

4.	Re-appointment of Mr.Berjis Desai as Director who is retiring by rotation.

5.	Appointment of M/s Chaturvedi & Shah and M/s Deloitte Haskin & Sells, Chartered Accountants as Auditors of the Company to hold office upto the conclusion of the next Annual General meeting.

Special Business

6.	Appointment of Mr.A.R. Narayanaswamy as Director of the Company who shall be liable to retire by rotation (Ordinary Resolution).

8.	To amend the objects of the Company to include production of Sulphuric Acid, Phosphoric Acid and all other types of acid, fertilizers. (Special Resolution).

Item no.7 relating to - maintaining and keeping the Register of Members at a place other than the Registered Office of the Company was not considered and dropped by the Company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 18, 2012

STERLITE INDUSTRIES (INDIA) LIMITED

By:	/s/ Din Dayal Jalan
Name:	Din Dayal Jalan
Title:	Chief Financial Officer